First Quarter Report for the Period Ending September 30, 2005

Management Discussion and Analysis	dated November 24, 2005

This discussion and analysis of the consolidated operating results and financial condition of the Company for the three months ended September 30, 2005 and 2004 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the three months then ended.

All dollar amounts are in Canadian dollars unless otherwise stated.

White Knight is an exploration company active in finding and generating new mineral prospects. White Knight has been exploring for Carlin-type gold deposits in Nevada since 1993. The Company has focused its efforts in north central Nevada because management believes the probability of a world-class gold discovery is greater there than in any other geographic region in the world. This exploration philosophy has recently been re-affirmed by the Cortez Joint Venture with its current world-class discovery, Cortez Hills.

The majority of Nevada’s gold production comes from sediment-hosted deposits located in north central Nevada. These deposits consist of very fine-grained gold disseminated through a silty limestone rock. These deposits known as Carlin-type deposits occur in clusters and are aligned along lengthy zones known as trends: Carlin, Getchell, Independence, Cortez and Austin-Lovelock. It is becoming increasingly clear that these gold trends are, in fact, goldfields in much the same way as oil occurs in oil fields. As a consequence of this style of gold deposition, it is apparent that with increased drill hole density within these trends, more gold deposits will be discovered. The Carlin Trend is in a mature exploration state with quality land unavailable. As a result, management has dedicated its efforts to developing a better understanding of the geologic controls of the Cortez Trend.

The Company now controls a major portion of the Cortez Trend. To date, 36.9 million ounces of gold has been confirmed by the Cortez Joint Venture on a short segment of their portion of the trend. As the Cortez goldfield continues to evolve, more gold deposits are likely to be discovered. White Knight is ideally located to participate in those discoveries. The Company currently owns eighteen properties (over 68,000 acres), fifteen of which are located within the Cortez Trend. The Company plans to aggressively and systematically evaluate what is currently the second largest land holding in the Cortez Trend.

Since the beginning of the year, the Company has initiated several aggressive drill programs, on its own or through joint venture partners, on nine of its eighteen properties in Nevada. These resulted in a number of highlights to date, which include the discovery of a new gold zone by Placer Dome U.S. Inc. at the Indian Ranch property in drill hole PIR 05-10. This mineralization is Carlin type, occurring over a thick interval in the upper Roberts Mountains Formation with a strong halo of pathfinder elements (As, Sb, Ag). Drilling is ongoing with two large R.C. rigs testing the discovery area. Joint venture partner, Bonaventure Enterprises Inc., announced the results of their recently completed R.C. drilling program at the New Pass property. This work has extended the footprint of known gold mineralization significantly. Bonaventure is contemplating obtaining an updated resource calculation. Other developments include the recognition of a gold system at Cottonwood in the former producing Goldbar district which has similar architecture to the deposits along the Post Fault (Meikle, Rodeo and Rain) in the Carlin Trend. Total drilling to date on the Company’s properties during the 2005 drilling season total approximately 76,000 feet and is ongoing, pending weather considerations.

MINERAL PROPERTY REVIEW

This review has been prepared by the Company’s geologic staff under the supervision of John M. Leask, P.Eng., Chairman and President of the Company, and a Qualified Person (“QP”) as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

The Company's properties, or the properties in which it has the right to earn an interest, are summarized as follows:

Property	Location	Trend	White Knight Ownership	Optioned to Third Party	Acres	Square Miles

Benmark	Eureka County	Cortez	100%		1,455	2.27
Celt	Eureka County	Cortez	100%	51%	12,569	19.64
Cottonwood	Eureka County	Cortez	100%		1,446	2.26
Fye Canyon	Eureka County	Cortez	100%	51%	6,320	9.88
Goldstone	Eureka County	Cortez	100%		888	1.39
Gold Bar Horst	Eureka County	Cortez	100%		3,552	5.55
Gold Pick	Eureka County	Cortez	100%		416	0.65
Hunter	Eureka County	Cortez	100%		1,115	1.74
Ian	Eureka County	Cortez	100%		1,053	1.65
Indian Ranch	Eureka County	Cortez	75%	60%	10,008	15.64
Knolls	Humboldt County	Getchell	100%		3,637	5.68
McClusky Pass	Eureka County	Cortez	100%		5,019	7.84
New Pass	Churchill County	Austin Lovelock	100%	50%	2,231	3.49
Pat Canyon	Eureka County	Cortez	100%		3,582	5.60
Slaven Canyon	Lander County	Cortez	100%		6,206	9.68
South Cabin Creek	Eureka County	Cortez	100%		620	0.97
Squaw Creek	Elko County	Carlin	100%	50%	3,039	4.75
Tonkin Summit	Eureka County	Cortez	100%		3,845	6.01
Miscellaneous					1,756	2.74

Total					68,757	107.43

Celt Property

The Celt property comprises 608 unpatented claims (12,569 acres) located along the western edge of the Roberts Mountains, immediately northeast of the Gold Bar Mine in Eureka County, Nevada. In October 2004, Teck Cominco American Incorporated (“Teck Cominco”) elected to earn an initial 51% interest in the property pursuant to its rights under a Financing and Property Acquisition Agreement on the Company’s Fye Canyon property, on the same terms as the Fye property (see Fye section). During the 2005 field season, Teck Cominco executed gravity and Induced Polarization surveys that defined a 7 kilometre long zone interpreted as the faulted western edge of a Lower-plate horst block. Outcrops of dolomitized limestone along the zone are confirmation of shallowly buried Lower-plate lithologies. Teck Cominco collected twenty-six rock chip samples of which ranged from no gold detected to 6.17 grams/tonne gold. The five highest values returned 6.17 grams/tonne, 5.02 grams/tonne, 2.28 grams/tonne, 0.82 grams/tonne and 0.26 grams/tonne. Drilling commenced on the property in early September. This program was recently completed and results are pending.

Cottonwood

The Cottonwood property consists of 98 unpatented claims (1,885 acres) situated within the Roberts Mountains District, 5 miles northeast of the former producing Gold Bar Mine and contiguous with the former producing Gold Canyon Mine which lies 1,500 feet east of the property boundary. The Cottonwood property covers a major north-northwest trending window-bounding fault where it is linked to a broad west-northwest trending anticline which has numerous gold occurences located in its hinge zone in Lower-plate lithologies. Additionally, extensive auriferous jasperoid is developed along the window bounding (Wall) fault. The Cottonwood property contains the Pot Canyon deposit, the French Trail and South French Trail mineralized zones, and the Wall prospect. The Company has executed comprehensive mapping and sampling along the Wall Fault and a substantial drill program is ongoing to evaluate these targets.

Fye Canyon Property

The Fye Canyon property is comprised of 345 unpatented lode claims (6,320 acres) situated 11 miles south-southeast of the recently discovered Cortez Hills gold deposit. The core of the property is held under the terms of a lease agreement with a private individual. In October 2004, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated whereby Teck Cominco was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. Teck Cominco has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon Teck Cominco vesting its 51% interest, Teck Cominco and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, Teck Cominco will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon Teck Cominco earning its additional interest and the approval of a production plan, the Company will have the option to request that Teck Cominco arrange financing for the Company’s share of the capital costs required to develop the Fye property. If the Company exercises this option Teck Cominco shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election Teck Cominco shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%.

As part of the 2005 program, Teck Cominco executed detailed gravity and Induced Polarization surveys which indicated three priority areas as drill targets. Drilling is now underway to test these targets using a large Reverse Circulation drill rig.

Gold Bar Horst Property

The Gold Bar Horst property comprises 183 unpatented claims (3,707 acres) in two blocks contiguous with the residual property package covering the former producing Gold Bar Mine now owned by American Bonanza Gold Corp. The claims are located on the southwest flank of the Roberts Mountains, 30 miles northwest of Eureka, Nevada. White Knight’s land is staked over the north and south projections of a Lower-plate carbonate window which hosts Atlas Precious Metals’ past producing Gold Bar deposit (4.36 million tons grading 0.086 opt gold). A thick section of jasperoid with up to 150ppb gold was intersected in a previous drill program 2,000 feet northeast of Millsite on the Gold Bar Horst claims and the Millsite Deposit (1.6 million tons at 0.091 opt gold). American Bonanza is currently drilling a reported 8 to 10 RC holes at Millsite. Additionally, Bravo Ventures and Placer Dome U.S. Inc. are exploring the South Lone Mountain property immediately south of White Knight’s claims where they have reported 50 feet of 0.072 opt gold in gravels overlying Roberts Mountains Formation. This mineralization was intersected by a deep rotary oil drill hole.

Gold Pick Property

The Company’s 100% owned Gold Pick property is located in the Gold Bar Mine District, 50 kilometres northwest of Eureka. The property comprises 6 patented claims and 29 unpatented claims which cover two drill-defined gold deposits; Gold Pick and Gold Ridge North. The Gold Pick claims are centered on the former Gold Pick open-pit mine from which Atlas Precious Metals produced 48,000 ounces of gold between 1991 and 1994. Gold Pick hosts an historic “measured minerals resource” calculated in 1995 by Mine Development Associates Inc. (“MDA”) of Reno, Nevada, defining a remaining minable reserve at the time estimated at 1,792,950 tons grading 0.077 oz/ton (138,000 ounces gold) using a price of US$321/oz gold. Cut-offs applied to oxide, carbonaceous and refractory mineralization were 0.020 oz/ton gold, 0.025 oz/ton gold, and 0.05 oz/ton gold, respectively. This deposit remains open along strike to both the east and west. These reserves are contained within a larger resource estimated to exceed 284,000 ounces of gold (4,997,833 tons at a grade of 0.057 oz/ton in the measured mineral resource categories). The Company has engaged MDA to complete an updated resource analysis which will establish if mineral resources/reserves exist using current definitions under National Instrument 43-101, and if those resources/reserves could be profitably extracted and trucked to a milling facility. Although the Company believes the sources of the historic data to be reliable, the Company is not treating these as National Instrument 43-101 defined resources or reserves. A six-hole reverse circulation drill program has been recently completed by the Company and assays are pending.

Indian Ranch Property

The Indian Ranch property lies 15 miles southeast of the Cortez window where 9.0 million ounces of gold has been found at Cortez Hills–Pediment by Placer Dome/Rio Tinto. The property comprises a single block of 544 unpatented claims located directly on the Cortez Trend. Ownership of the property is 75% White Knight, 25% Chapleau Resources Ltd. Currently the property is being explored under an option-joint venture agreement with Placer Dome U.S. Inc. (“Placer Dome”) whereby Placer Dome can earn a 60% interest for incurring US$2.0 million in work expenditures over a four-year period. Upon vesting, Placer Dome can elect to earn an additional 15% interest by financing a feasibility study. Gold mineralization at Indian Ranch occurs in both Upper-plate and Lower-plate lithologies. Drilling at Indian Ranch has reached a cumulative 14,000 feet during the 2005 exploration season and is ongoing with evaluation of a new gold zone in the upper portion of the Roberts Mountains Formation. The discovery hole PIR 05-10 intersected a 102 metres thick interval grading 0.32 grams/tonne gold in which 9.1 metres assayed 1.58 grams/tonne. A related selvage of high pathfinder elements (arsenic, antimony, mercury) is also present. Placer Dome has permitted an additional 47 sites on the property.

McClusky Pass Property

The McClusky Pass property totals 243 unpatented claims within the southern Cortez Trend and centered eight miles northwest of the former producing Gold Bar Mine. The claims were staked to cover the projected intersection of the north-northwest trending Cortez Fault Corridor and a northeast trending structural zone. Geophysical surveys executed by the Company imply the existence of two horst blocks linked to northeast cross structures. A two to three hole Reverse Circulation drill program totalling 3,000 feet commenced in late September, 2005. This program experienced technical difficulties and only one hole has been completed. A diamond drill rig is currently being mobilized onto the property.

New Pass Property

The Company’s 100% owned New Pass property is located 27 miles west of Austin, Nevada. Unpatented lode claims totaling 2,231 acres form the current land package. Gold mineralization on the property is hosted in silty and carbonaceous limestones of the Augusta Mountain Formation. Previous work by former operator, Westmont Gold Inc., included substantial drilling indicating a large footprint of gold mineralization. In September 2004, the Company granted Consolidated Odyssey Exploration Inc. an option to earn an initial 50% interest in the property; such rights were subsequently transferred to Bonaventure Enterprises Inc. Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totaling US$500,000 over a 4-year period. Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study. Bonaventure has exceeded its first year minimum exploration commitment of US$250,000 by drilling 9,140 feet in 28 RC holes. Results have returned significant assays and have the potential to increase the historic resource.

Note: In 1989, Westmont Gold estimated an historic indicated resource of 3,371,000 tons grading an average of 0.042 oz/ton using a 0.02 oz/ton cut-off (142,000 ounces of gold). This historical resource estimate was completed prior to implementation of NI 43-101 and has not been re-defined to conform to CIM approved standards as defined by NI 43-101. This resource estimate has been obtained from sources believed to be reliable and is relevant. The Company is not treating this historical estimate as a NI 43-101 defined resource or reserve verified by a Qualified Person. Until such time as the Company is able to verify and classify this historic resource according to CIM standards, it should not be relied upon.

Slaven Canyon Property

The Slaven Canyon property consists of 6,587 acres located in the northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain. The property comprises 5,174 acres of unpatented land (258 claims) and 1,413 acres of leased land. The Company has recently completed 24 shallow Reverse Circulation drill holes and one deep “stratigraphic” diamond core hole to a depth of 789 metres (2,589 feet). The drilling has intersected numerous narrow low-grade gold intervals in Upper-plate lithologies. This deep stratigraphic core hole encountered a carbonaceous micritic carbonate with Lower-plate affinities at 750 metres (2,460 feet). This carbonate may be a thrust bounded wedge as the hole bottomed in Upper Plate style lithologies. A second deep core hole is currently being drilled in the vicinity of a formerly outlined shallow zone of mineralization termed Resource 1.

Squaw Creek Property

The Company’s 100% owned Squaw Creek property is located 42 miles north due north of Battle Mountain, Nevada on the northern end of the Carlin Trend. Squaw Creek consists of 151 unpatented mining claims staked by the Company. In September 2004, the Company granted Consolidated Odyssesy Exploration Inc. an option to earn an initial 50% interest in the property; such rights were subsequently transferred to Bonaventure Enterprises Inc. Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make payments of US$500,000 over a 4-year period. Upon vesting its 50% interest, Bonaventure may elect to earn an additional 10% interest by completing a feasibility study.

Strongly anomalous gold mineralization occurs within silicified and brecciated zones often more than 100 feet thick in Upper-plate lithologies and overlying Miocene age volcanics. Carlin-style mineralization is also hosted with silty dolomitic sediments which may be part of the Rodeo Creek Formation. Significant drill intercepts from previous drill results include:

Drill Hole	Length (feet)	Gold (oz/ton)
SC 99-7 SC 99-10 SC 99-11	5 135 90	0.120 0.024 0.021

During the 2005 field season, Bonaventure completed controlled source audio magnetotelluric surveys and plans 5,000 feet of drilling.

INVESTOR RELATIONS ACTIVITIES

In April 2005, the Company appointed Kareen McKinnon as Vice-President, Corporate Development to head up its investor relations and corporate development initiative. Ms. McKinnon’s primary function will be to assist the Company in providing communications and interactions with the investment community, as well as developing and diversifying its investment audience.

OPERATIONS AND FINANCIAL CONDITION

Unaudited
(Fiscal Quarter of the
Fiscal Year ended
June 30, 2006)
All in $1,000’s
except Loss per Share	First Quarter
Working capital	$ 16,253
Loss	$ 302
Loss per share	$ 0.005
Loss per share (fully diluted)	$ 0.005

Total assets	$ 21,790
Total liabilities	$ 309

Deficit	$ 12,876

	Unaudited
	(Fiscal Quarters of the Fiscal
	Year ended June 30, 2005)
All in $1,000’s
except Loss per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital	$10,056	$11,867	$11,545	$11,216
Loss	$204	$345	$284	$230
Loss per share	$0.004	$0.007	$0.005	$0.004
Loss per share (fully diluted)	$0.004	$0.007	$0.005	$0.004

Total assets	$13,878	$15,974	$15,716	$15,697
Total liabilities	$57	$128	$85	$180

Deficit	$11,715	$12,059	$12,344	$12,574

	Unaudited
	(Fiscal Quarters of the Fiscal
	Year ended June 30, 2004)
All in $1,000’s
except Loss per Share	Second Quarter	Third Quarter	Fourth Quarter
Working capital	$2,184	$8,275	$9,805
Loss	$167	$200	$1,146
Loss per share	$0.004	$0.004	$0.022
Loss per share (fully diluted)	$0.004	$0.004	$0.022

Total assets	$4,408	$10,732	$12,720
Total liabilities	$79	$73	$130

Deficit	$10,164	$10,364	$11,510

Liquidity

As at September 30, 2005, the Company had working capital of $16,252,995. This is an increase of $6,196,602 from working capital at September 30, 2004.

Results of Operations

For the three months ended September 30

Loss for the period increased from $204,207 in 2004 to $302,057 in 2005. If the write-off of mineral property costs ($39,231 in 2004 and $38,712 in 2005) is excluded, the loss has increased from $164,976 in 2004 to $263,345 in 2005. Write-off of deferred exploration costs in 2004 and 2005 consisted of general exploration costs in Nevada. The increase in the loss after write-off of deferred exploration costs between 2004 and 2005 is primarily due to an increase in legal, office costs, and travel.

Investor relations & shareholder information and travel expenses increased from $26,544 in 2004 to $68,000 in 2005 as a result of the Company’s active investor relations program.

Capital Resources

The Company’s authorized capital consists of an unlimited number of common shares without par value. At September 30, 2005, the Company had 59,149,972 issued and outstanding common shares (September 30, 2004 – 52,469,386), and at November 15, 2005 the Company had 59,159,972 issued and outstanding shares.

The Company adopted a formal written stock option plan (“Stock Option Plan”) dated November 4, 2002 which was subsequently amended and approved as amended by the Shareholders of the Company on December 12, 2003. Under this plan, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities must vest no earlier than as to one-quarter upon the grant date and as to a further one-quarter after each of the following three four-month periods. The options can be granted for a maximum term of 5 years. The Amended Stock Option Plan was approved by the TSX Venture Exchange (the “Exchange”) on February 13, 2004.

During the period ended September 30, 2005, 120,000 stock options were exercised. As at September 30, 2005 the Company had 3,265,000 stock options outstanding at exercise prices ranging from $0.10 per share to $0.85 per share with expiry dates ranging from May 14, 2006 to April 6, 2010. If exercised, the remaining 3,265,000 stock options would increase the Company’s available cash by $1,312,610. Subsequent to September 30, 2005, the Company granted incentive stock options to purchase up to 50,000 common shares at a price of $1.50 per share for a period of five years.

During the year, 4,940,586 warrants at $1.25 were exercised for total proceeds of $6,175,732 and 3,367,647 warrants expired. At September 30, 2005 the Company had 1,500,000 warrants at $2.50, exercisable to December 20, 2005, outstanding.

Balance Sheets

Cash and cash equivalents and temporary investments at September 30, 2005 totaled $16,294,029 compared to $11,177,902 at September 30, 2004. Working capital at September 30, 2005 was $16,252,995 compared to $10,056,393 as at September 30, 2004. Deferred exploration costs and mineral property interests at September 30, 2005; all in Nevada, totaled $4,805,250 compared to $3,965,025 at September 30, 2004.

Related Party Transactions

The Company entered into the following transactions with related parties as follows:

During the period ended September 30, 2005, the Company paid or accrued management fees in the amount of $66,000 (2004 - $66,000) to companies controlled by directors.

During the period ended September 30, 2005, the Company paid or accrued administrative fees in the amount of $3,678 (2004 - $Nil) to a company controlled by a director.

During the period ended September 30, 2005, the Company paid consulting fees in the amount of $28,840 (2004 - $27,450) to directors and officers of the Company and companies controlled by directors. Of that amount, $28,840 (2004 - $27,450) is included or written off to deferred exploration costs.

Amounts payable to related parties at September 30, 2005 aggregated $110,107 (June 30, 2005 - $17,754). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate. The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

The Company is not contemplating any other transactions which have not already been disclosed. The Company continues to look at other property acquisitions and to seek joint venture partners on its remaining unoptioned properties on a regular basis.

Risks and Uncertainties

The Company’s financial success will be dependent upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the required filings.

Based upon the evaluation described above, the Chief Executive Officer and the Chief Financial Officer concluded that as of the end of the period covered by the required filings, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files.

Forward Looking Statements

All statements in this report that do not directly and exclusively relate to historical facts, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

JOHN M. LEASK, P.Eng	GORDON P. LEASK, P.Eng.
Chairman & President	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

BRIAN D. EDGAR	MEGAN M. CAMERON-JONES
Director	Director & Secretary
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice-President, Exploration	Vice-President, Corporate Development
Reno, Nevada, USA	Vancouver, BC, Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Group	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 3350	Davidson & Company
1055 Dunsmuir Street	Chartered Accountants
Vancouver, BC, Canada V7X 1L2	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
Unlimited Common shares	Vancouver, BC, Canada
Issued as at November 15, 2005: 59,159,972

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V